Exhibit 99.4

FLEXSHOPPER, INC.

REPORTS FIRST QUARTER 2015 RESULTS, AND GROWING ECOMMERCE BUSINESS

Boca Raton, FL (May 15, 2015) - FlexShopper, Inc. (OTCQB Symbol: FPAY, “FlexShopper”) announced today its results of operations for the three months ended March 31, 2015. For the three months ended March 31, 2015, lease revenues were $3,606,325, compared to $99,243 for the three months ended March 31, 2014. FlexShopper originated 3,760 leases in the first quarter of 2015 compared to 765 in the first quarter of 2014. FlexShopper’s current lease portfolio is in excess of 14,000 leases.

FlexShopper had a loss from continuing operations of $1,468,423 ($.04 per share) and $1,104,610 ($.05 per share) for the three months ended March 31, 2015 and March 31, 2014, respectively. The loss from continuing operations is primarily the result of additional operating expenses associated with operating and growing FlexShopper’s business.

In the second quarter of 2014, FlexShopper successfully sold its Anchor Funding Services business. Income from discontinued operations was $74,700 and $157,881 for the three months ended March 31, 2015 and 2014, respectively. This income combined with the net losses from continuing operations resulted in net losses of $1,393,723 ($.04 per share) and $946,729 ($.04 per share) for the three months ended March 31, 2015 and 2014, respectively.

Brad Bernstein, CEO, stated, “We are pleased with our lease originations in the first quarter. With the closing of our debt financing of up to $100 million and equity financing of $9.35 million in the first quarter, we are excited to increase our lease originations on all of our channels which include in retail stores, online with our patent pending lease-to-own payment method and on our ecommerce marketplace, www.FlexShopper.com .”

About FlexShopper

FlexShopper, LLC, a wholly owned subsidiary of FlexShopper, Inc. (FPAY) is a financial and technology company that provides brand name durable goods to consumers on a lease-to-own (LTO) basis through its ecommerce marketplace (www.FlexShopper.com) and patent pending LTO payment method. FlexShopper also provides LTO technology platforms to retailers and e-tailers to enter into transactions with consumers that want to obtain durable goods, but do not have sufficient cash or credit. FlexShopper also funds the LTO transactions by paying merchants for the goods and collecting from consumers under an LTO contract.

Forward-Looking Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including those risks and uncertainties described in the Risk Factors and in Management's Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and our subsequently filed Quarterly Reports of Form 10-Q. We urge you to consider those risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Contact:

FlexShopper, Inc.
Brad Bernstein, CPA
CEO & President

561-367-1504
Brad.Bernstein@FlexShopper.com